UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BlackRock Municipal Income Fund, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

09253X102

(CUSIP Number)

Daniel L. Lippincott, President and Chief Investment Officer
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail

Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
BakerHostetler
45 Rockfeller Plaza
New York, New York 10111
(212) 589-4233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

__________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09253X102	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON Karpus Management Inc. d/b/a Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,283,189.55 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 12,408,189.55 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,408,189.55 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.03%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 09253X102	13D	Page 3 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment”) amends and supplements the statement on Schedule 13D filed by Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus”), on November 7, 2023 (the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”), relating to the shares of Common Stock of BlackRock Municipal Income Fund, Inc. (“Shares”), a Maryland corporation (the “Issuer”). Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to read as follows:

Karpus an independent registered investment advisor, has accumulated 12,408,189.55 Shares on behalf of accounts managed by Karpus (the “Accounts”) under limited powers of attorney. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 12,408,189.55 Shares beneficially owned by Karpus is approximately $136,478,878, excluding brokerage commissions. The Shares purchased by Karpus with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted herein.

CUSIP No. 09253X102	13D	Page 4 of 6 Pages

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following :

On January 5, 2024, Karpus delivered a letter to the board of directors of the Issuer (the “Board”) expressing its extreme dissatisfaction with the Board for their apparent disregard for maximizing shareholder value and blatant corporate governance failures. In the letter, Karpus stated that it believes the Board has failed at the three primary responsibilities of a board in a closed-end fund (“CEF”), which are to: (i) represent all shareholders; (ii) manage the CEF’s adviser or manager; and (iii) manage the CEF’s discount. Karpus also stated that it believes the Board’s actions indicate that the Issuer is being managed for the benefit of BlackRock Municipal Income Fund, Inc., rather than for ALL shareholders, and that this failure has led to the Board failing to consider all options to manage the Issuer’s discount.

In light of the foregoing, Karpus called for the resignation of the Board if it is unable to assess its decisions from the perspective of all shareholders and to take the actions needed to minimize or eliminate the Issuer’s discount to net asset value.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) are hereby amended to read as follows:

(a)	As of the close of business on January 5, 2024, Karpus beneficially owned an aggregate of 12,408,189.55 Shares held in the Accounts, which represents approximately 17.03% of the 72,867,992 Shares reported as outstanding as of July 31, 2023 on the Form N-CSR filed by the Issuer for the annual period ended July 31, 2023.

(b)	1. Sole power to vote or direct vote: 12,283,189.55
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,408,189.55
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus through the Accounts since the initial Schedule 13D filing on November 7, 2023 are set forth on Schedule B and incorporated herein for reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

Exhibit No.	Description

1	Letter to the Board, dated January 5, 2024.

CUSIP No. 09253X102	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 8, 2024

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
Name: Daniel L. Lippincott
Title: President and Chief Investment Officer

CUSIP No. 09253X102	13D	Page 6 of 6 Pages

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned

Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	75 Shares
Thomas Michael Duffy	Senior Vice President and Director of Operations	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel Lee Lippincott	President and Chief Investment Officer	183 Sully’s Trail, Pittsford, New York 14534	7,000 Shares
Brett David Gardner	Senior Vice President	183 Sully’s Trail, Pittsford, New York 14534	6,875 Shares
Jodi Lee Hedberg	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas Wayne Griffin	Director	17 East Market Street, West Chester, Pennsylvania 19382	710 Shares
Carlos Manuel Yuste	Director	17 East Market Street, West Chester, Pennsylvania 19382	0 Shares

SCHEDULE B

Transactions in the Shares since the initial Schedule 13D filing on November 7, 2023

Nature of the Transaction	Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	2,300	$10.40	11/9/2023
Sale of Common Stock	(1,953)	$10.48	11/10/2023
Sale of Common Stock	(1,175)	$10.73	11/15/2023
Sale of Common Stock	(275)	$10.94	11/16/2023
Sale of Common Stock	(3,300)	$10.97	11/20/2023
Purchase of Common Stock	10,075	$11.09	11/21/2023
Purchase of Common Stock	46,612	$11.06	11/22/2023
Sale of Common Stock	(100)	$11.08	11/27/2023
Sale of Common Stock	(2,974)	$11.26	12/1/2023
Sale of Common Stock	(2,000)	$11.42	12/5/2023
Sale of Common Stock	(400)	$11.40	12/6/2023
Sale of Common Stock	(665)	$11.50	12/8/2023
Purchase of Common Stock	29,684	$11.49	12/11/2023
Purchase of Common Stock	7,100	$11.52	12/13/2023
Sale of Common Stock	(6,600)	$11.68	12/15/2023
Purchase of Common Stock	5,000	$11.73	12/18/2023
Purchase of Common Stock	51,841	$11.73	12/19/2023
Purchase of Common Stock	171,325	$11.78	12/20/2023
Purchase of Common Stock	25,400	$11.65	12/21/2023
Purchase of Common Stock	13,042	$11.65	12/22/2023
Purchase of Common Stock	37,500	$11.68	12/26/2023
Purchase of Common Stock	99,354	$11.71	12/27/2023
Purchase of Common Stock	182,701	$11.68	12/28/2023
Purchase of Common Stock	26,878	$11.68	12/29/2023
Purchase of Common Stock	508	$11.75	1/3/2024
Purchase of Common Stock	3,825	$11.73	1/4/2024
Sale of Common Stock	(20)	$11.71	1/5/2024